Exhibit 99.1

PRESS RELEASE

TotalEnergies Launches

New Battery Storage Project in Belgium

Antwerp, April 3, 2024 – On the occasion of Belgian Energy Minister Tinne Van der Straeten's visit to TotalEnergies' Antwerp refinery battery storage project, the Company announced the development in Belgium of a second similar project.

The new project will be developed on the site of TotalEnergies’ depot in Feluy. It will have a power rating of 25 MW and capacity of 75 MWh, thanks to the forty Intensium Max High Energy lithium-ion containers supplied by Saft. Start-up is expected at the end of 2025.

These two projects, which represent a global investment of nearly €70 million, will bring TotalEnergies' storage capacity in Belgium to 50 MW / 150 MWh.

These battery storage sites play a key role in the resilience of the electricity system, providing flexibility and helping solve grid congestion problems. They also encourage the growth of renewable energies in the country, which require solutions like these to compensate for their intermittency.

"We are pleased to announce this new storage project in Feluy, just a year after we began our Antwerp project, which should be operational by the end of the year. These projects are fully in line with our integrated development strategy for electricity, not just in Belgium, but globally," said Olivier Jouny, Senior Vice President, Integrated Power at TotalEnergies. "These technical systems also confirm the European leadership of our affiliate specialized in battery production, Saft, and its industrial-scale stationary storage know-how."

TotalEnergies and electricity in Belgium

In Belgium, TotalEnergies is a major player along the entire electricity value chain. As an electricity supplier, the Company has a portfolio of 900,000 customers.

As an electricity producer, TotalEnergies relies in particular on the Marchienne-au-Pont CCGT power plant (430 MW), the Plate-Taille hydroelectric storage (140 MW), and an offshore wind farm located in the Belgian North Sea (300 MW). TotalEnergies is also developing solar and onshore wind projects, with a portfolio of 300 MW.

In electric mobility, TotalEnergies already has more than 10,000 charging points in operation (35% on roads, 20% at private homes and 45% in offices) throughout the country. TotalEnergies operates recharging points in major cities such as Antwerp, Brussels and Ghent.

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About Saft

Saft specializes in advanced technology battery solutions for industry, from the design and development to the production, customization and service provision. For more than 100 years, Saft’s longer-lasting batteries and systems have provided critical safety applications, back-up power and propulsion for our customers. Our innovative, safe and reliable technology delivers high performance on land, at sea, in the air and in space. Saft is powering industry and smarter cities, while providing critical back-up functionality in remote and harsh environments from the Arctic Circle to the Sahara Desert. Saft is a wholly owned subsidiary of TotalEnergies, a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).